SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of

June 17, 2003

CRYSTAL GRAPHITE CORPORATION

#1750-999 West Hastings Street, Vancouver, BC V6C 2W2, Canada

[indicate by check mark whether the registrant files or will file annual report under cover Form 20-F or Form 40-F.]

                          Form 20-F

                          X

                            Form 40-F

[indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                                  Yes

                                  X

                              No

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRYSTAL GRAPHITE CORPORATION

(Registrant)

“Lana Bea Turner”

Date: June 17, 2003                                                     by:

                                                                                                    (Lana Bea Turner, Secretary)*

CGC

CRYSTAL GRAPHITE CORPORATION

News Release # 0163

Shares Outstanding: 44,228,681

CUSIP #229248109

CNQ Trading Symbol:  “CYTG”

OTCBB Trading Symbol: “CYTGF”

June 17, 2004

CRYSTAL GRAPHITE CORPORATION RECEIVES TECHNICAL REPORT

Vancouver, BC…Crystal Graphite Corporation (“CGC”) (CNQ:CYTG & OTCBB:CYTGF )… announces that it has received a Technical Report titled “Volcanic Deposits at the Klara Claims: Evaluation of Reserves” prepared by P. Machibroda Engineering Ltd. (PMEL), Qualified Person Ray Machibroda, P. Eng., M. Sc., which includes resource assessment and reserves for CGC’s wholly owned subsidiary, Canada Pumice Corporation’s (“CPC”) the deposit area known as the Nazko Cone.  P. Machibroda Engineering Ltd. was engaged by CGC to provide due diligence and verification for National Instrument 43-101 filing to the BCSC for the Nazko Cone Project.  The resource and reserves comply to the Canadian Institute of Mining and Metallurgy definitions and requirements.  The resource assessment and reserves were initially prepared by PMEL during 1998 using the definitions of National Policy 2A and now have been reformatted and updated to 10 June 2004 for NI 43-101 requirements. The Nazko Cone deposit reserves and resources have been divided into proven, probable, and inferred status as given below:

CPC is quarrying the Nazko Cone volcanic rock, which is located 100 kilometres west of Quesnel BC, and shipping the product to various markets with 42 tonne capacity Super B-train trucks.  The quarry facility is operating at maximum capacity with the present equipment.  CPC plans to increase the production capacity with additional equipment to meet the product demand over the next 30 days.

Crystal Graphite’s facility in Slocan Valley, BC is operating and continuing to produce high purity flake graphite.

For further information, visit the Company’s website: http://www.crystalgraphite.com or contact the company via toll free 1-877-509-8877 or by email: gvanboeyen@crystalgraphite.com.

The CNQ has not reviewed and does not accept responsibility for the adequacy and accuracy of this information.

This release contains “forward looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21B of the Securities Exchange Act of 1934.  Any statements that express or involve discussions with respect to prediction, expectations, beliefs, plans, projections, objectives, goals, assumptions or future events or performance are not statements of historical fact and may be “forward looking statements.”  Forward looking statements are based on expectations, estimates and projections at the time the statements are made that involve a number of risks and uncertainties which could cause actual results or events to differ materially from those presently anticipated.  Forward looking statements in this action may be identified through the use of words such as “expects”, “will”, “anticipates”, “estimates”, “believes”, or statements indicating certain actions “may”, “could” or “might” occur.